UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

NQ Mobile Inc.

(Name of Issuer)

American Depositary Shares each representing five Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

64118U108

(CUSIP Number)

Altimeter Capital Management, LLC, One International Place, Suite 2400, Boston, MA 02110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
X   Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118U108	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Altimeter Capital Management, LLC – Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Altimeter Capital Management, LLC – 11.2% total (10.8% shares and the right to acquire an additional 0.4%)
12.	TYPE OF REPORTING PERSON (see instructions) Altimeter Capital Management, LLC – IA

CUSIP No. 64118U108	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Partners Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Altimeter Partners Fund, L.P. – Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Altimeter Partners Fund, L.P. – 11.2% total (10.8% shares and the right to acquire an additional 0.4%)
12.	TYPE OF REPORTING PERSON (see instructions) Altimeter Partners Fund, L.P. – PN

CUSIP No. 64118U108	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brad Gerstner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Brad Gerstner – United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Brad Gerstner – 11.2% total (10.8% shares and the right to acquire an additional 0.4%)
12.	TYPE OF REPORTING PERSON (see instructions) Brad Gerstner – IN

CUSIP No. 64118U108	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer NQ Mobile Inc.

(b)	Address of Issuer’s Principal Executive Offices No.4 Building, 11 Heping Li East Street Dongcheng District, Beijing 100013 The People’s Republic of China

Item 2.

(a)	Name of Person Filing
This joint statement on Schedule 13G is being filed by Altimeter Capital Management, LLC, Altimeter Partners Fund, L.P. and Brad Gerstner, who are collectively referred to as the “Reporting Persons.” Mr. Gerstner is the sole managing member of Altimeter Capital Management, LLC (the “Investment Manager”), which is the investment manager of Altimeter Partners Fund, L.P. (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit I (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of the Principal Office or, if none, residence
The principal business office of the Reporting Persons with respect to the shares reported hereunder is One International Place, Suite 2400, Boston, MA 02110.

(c)	Citizenship The Investment Manager is a Delaware limited liability company. The Fund is a Delaware limited partnership. Mr. Gerstner is a United States citizen.

(d)	Title of Class of Securities American Depository Shares each representing five Class A Ordinary Shares, par value $0.0001 per share (the “Class A Shares”).

(e)	CUSIP Number 64118U108.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

Page 6 of 8 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

As of June 25, 2014 the Reporting Persons beneficially owned 27,135,170 Class A Shares of the Issuer, representing approximately 10.8% of such class of securities and the right to acquire 1,000,000 Class A Shares of the Issuer, representing approximately 0.4% of such class of security. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owned 27,135,170 Class A Shares representing approximately 10.8% of the class and the right to acquire 1,000,000 Class A Shares of the issuer, representing approximately 0.4% of such class of security; and (ii) the Investment Manager, as the investment manager of the Fund, and Mr. Gerstner, as the sole managing member of the Investment Manager, each beneficially owned 27,135,170 Class A Shares of the Issuer, representing approximately 10.8% of the class and the right to acquire 1,000,000 Class A Shares of the issuer, representing approximately 0.4% of such class of security. All ownership percentages of the securities reported herein are based upon a total of 250,421,716 Class A Ordinary Shares of the Issuer, including American Depositary Shares, outstanding as of December 31, 2013 as confirmed by the Company representatives.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Altimeter Capital Management, LLC – 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

Altimeter Partners Fund, L.P. – 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

Brad Gerstner –28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

(b)

Percent of class:

Altimeter Capital Management, LLC – 11.2% total (10.8% shares and the right to acquire an additional 0.4% shares)

Altimeter Partners Fund, L.P. – 11.2% total (10.8% shares and the right to acquire an additional 0.4% shares)

Brad Gerstner – 11.2% total (10.8% shares and the right to acquire an additional 0.4% shares)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Altimeter Capital Management, LLC -0- Altimeter Partners Fund, L.P. -0- Brad Gerstner -0-

(ii)

Shared power to vote or to direct the vote

Altimeter Capital Management, LLC – 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

Altimeter Partners Fund, L.P. – 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

Brad Gerstner – 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

	(iii)	Sole power to dispose or to direct the disposition of Altimeter Capital Management, LLC -0- Altimeter Partners Fund, L.P. -0- Brad Gerstner -0-

Page 7 of 8 Pages

(iv)

Shared power to dispose or to direct the disposition of

Altimeter Capital Management, LLC – 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

Altimeter Partners Fund, L.P. – 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

Brad Gerstner – 28,135,170 total (27,135,170 shares and the right to acquire 1,000,000 additional shares)

** Shares reported herein for Altimeter Capital Management, LLC represent American Depository Shares beneficially owned and held of record by Altimeter Partners Fund, L.P. for which Altimeter Capital Management, LLC serves as the investment manager. Shares reported herein for Mr. Gerstner represent American Depository Shares beneficially owned and held of record by Altimeter Partners Fund, L.P. Mr. Gerstner is the sole managing member of Altimeter Capital Management, LLC.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 64118U108	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2014

ALTIMETER CAPITAL MANAGEMENT, LLC

By:

John Kiernan III, Chief Financial Officer

ALTIMETER PARTNERS FUND, L.P.

By:

Altimeter General Partner, LLC, its general partner

By:

John Kiernan III, Chief Financial Officer

BRAD GERSTNER

By:

Brad Gerstner, individually

EXHIBIT I

JOINT FILING AGREEMENT

This Joint Filing Agreement dated July 3, 2014 is by and between Altimeter Capital Management, LLC, a Delaware limited liability company, Altimeter Partners Fund, L.P., a Delaware limited partnership, and Brad Gerstner, an individual (the foregoing are collectively referred to herein as the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to American Depository Shares, each representing five Class A Ordinary Shares, par value $0.0001 per share of NQ Mobile Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d) (1) (k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

ALTIMETER CAPITAL MANAGEMENT, LLC

By:

John Kiernan III, Chief Financial Officer

ALTIMETER PARTNERS FUND, L.P.

By:

Altimeter General Partner, LLC, its general partner

By:

John Kiernan III, Chief Financial Officer

BRAD GERSTNER

By:

Brad Gerstner, individually